UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 17, 2006
Via U.S. Mail

Mr. Gerald Panneton
President and Chief Executive Officer
Continental Minerals Corporation
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808


      Re:	Continental Minerals Corporation
		Amendment No. 3 to Registration Statement on Form F-4
      Filed November 3, 2006
		File No. 333-135566

Dear Mr. Panneton:

      We have reviewed your response letter dated November 2, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4/A-3 filed November 3, 2006

1. We note that you have identified a number of officers and directors who provide services to potential competitors through their affiliation with Hunter Dickinson. Please discuss whether conflicts of interest may arise as a result of your association and the association of your officers and directors with Hunter Dickinson and companies associated with it. If so, describe what measures you have implemented or intend to implement to address the potential conflict.
Background of the Merger, page 37

2. We note that Hunter Dickinson "in providing services to Continental" arranged to acquire an interest in the Xietongmen property and subsequently assigned the interest to Continental and that Continental paid no additional costs or consideration to Hunter
Dickinson for the assignment. Please disclose whether Continental made any payments to Hunter Dickinson for the services provided in connection with the acquisition and assignment of the Xietongmen property.

Association with Hunter Dickinson Inc., page 42

3. Please identify the nine other public resource companies that own
Hunter Dickinson. Also specify the equity interest of each of such companies and Continental in Hunter Dickinson.

Plan of Operations for Continental Post-Merger, page 83

4. We have reviewed your response to comment 23 of our letter dated
October 19, 2006, and note your current conclusion regarding the impairment of the book value of the Xietongmen property as recorded in your financial statements. We also note your disclosure of numerous risks related to your future production plan of the property in the risk factors section of your filing. Please expand your disclosures within the Plan of Operations section, or as otherwise appropriate, to address the effect these risks may have on your financial statements and more specifically, the recoverability of the book value of the Xietongmen and its surrounding properties. This expanded disclosure should clearly relate your risk factors to their potential future financial statement impact under SFAS 144.

Signature Page, page 170

5. Please provide the signature of your authorized representative in the United States.

Note 3, Pro Forma Assumptions, page F-76

6. We have reviewed the supplemental information submitted in response to comment 19 of our letter dated October 19, 2006. To further our understanding of the analysis performed and the assumptions upon which that analysis is based, please provide us with the following information:

(a)	Confirm that the results presented on the Revised Calculation
Summary, Page 1 were calculated using the same model calculation and assumptions, other than those specifically referenced in your response as updated or changed, detailed in the supplemental information submitted in response to comment 29 of our letter dated September
13,
2006.

(b)	You have stated that Scenario 1 uses a highly conservative
set of
assumptions. However, the assumptions used in Scenario 3 are of a lower price per ounce of gold. Please explain why the risk adjusted net present value in Scenario 3 results in a higher value than that of
Scenario 1.

(c)	Tell us why you believe the most significant assumption to
your
internal analysis is price as opposed to estimates of material to be mined.

(d)	Identify the factors you considered when determining the 12%
discount estimate for country risk, geopolitical risk, lack of engineering and more precise pre-feasibility work, permitting risks and other contingencies. Tell us how these factors attributed to your conclusion that 12%, as opposed to a higher or lower discount assumption, should be used in your analysis.

(e)	Tell us how many years into the future the forecasted mineral prices used in Scenario 4 are applicable to. We note these forecasted prices are based on the Barclays Capital Commodities Research report of October 2006. Tell us how many years the report intended these forecasted prices would be applicable to and how this compares to the number of forecasted years used in your internal analysis.

(f)	Provide us with a copy of the Barclays Capital Commodities
Research report of October 2006 supporting the price assumptions used in Scenario 4.

(g)	Submit supplementally a copy of your calculation of the
historical 10 year average price of copper to support the $2.29/lb price assumption used in Scenario 3. In your response, please identify the source of the copper prices used in calculating the historical 10 year average. The $2.29/lb average price appears higher than what we would expect.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Shannon Burkirk at (202) 551-3717 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      	Sincerely,


      					H. Roger Schwall
      Assistant Director

      cc:	S. Burkirk
      A. Sifford
 		C. Moncada-Terry

      VIA FACSIMILE
		(604) 893-2386
      Steve Mathiesen
      Lang Michener

Mr. Gerald Panneton
Continental Minerals Corporation
November 17, 2006
Page 5